UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

HINOKIYA GROUP CO., LTD.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

YAMADA HOLDINGS CO., LTD.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

YAMADA HOLDINGS CO., LTD.

Attn: Noboru Yamada, Representative Director, Chairperson and President CEO

1-1, Sakae-cho, Takasaki-shi,

Gunma 370-0841

Japan

+81-570-078-181

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit

Number

99.1	English translation of Notice of the Execution of a Share Exchange Agreement (Simplified Share Exchange) by YAMADA HOLDINGS CO., LTD. to make HINOKIYA GROUP CO., LTD. a wholly-Owned Subsidiary[1]

99.2	English translation of Notice of Convocation of the 34th Annual General Meeting of Shareholders of HINOKIYA GROUP, LTD. (furnished herewith)

Item 2.	Informational Legends

The required legend is prominently included in the documents referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

YAMADA HOLDINGS CO., LTD. and HINOKIYA GROUP CO., LTD. have each submitted to the Securities and Exchange Commission their respective written irrevocable consent and power of attorney on Form F-X on February 10, 2022.

[1]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on February 10, 2022.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YAMADA HOLDINGS CO., LTD.

/s/ NOBORU YAMADA
Name: Noboru Yamada
Title: Representative Director, Chairperson and President CEO

Date: March 3 2022